Aquarius Cannabis, Inc.

2549 Cowley Drive

Lafayette, CO 80026

November 6, 2015

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn: Suzanne Hayes

Re: Aquarius Cannabis Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed August 12, 2015

File No. 333-200932

Dear Ms. Hayes:

We are in receipt of your comment letter dated September 8, 2015 regarding the above referenced filing.  As requested in your letter, we have provided responses to the questions raised by the Staff.  For your convenience, the matters are listed below, followed by the Company’s responses:

Prospectus Summary

Overview, page 1

1.

We note your response to prior comment 6. The statement asserting that you will be the first company with multiple medical marijuana and recreational marijuana brands, etc. is still present on page 1. Please remove it.

RESPONSE:  We respectfully submit to the staff that we have updated our disclosure to delete the above referenced language.

Description of Business

Our Business and Plan of Operations, page 26

2.

Please amend your description of the Sedo Cresco, LLC agreement to include its duration and termination provisions. Please also file this agreement as an exhibit to your registration statement.

RESPONSE:  We respectfully submit to the staff that we have amended our disclosure to include the duration and termination provisions we have with Sedo Cresco, LLC (“Sedo”).  We have also included our agreement with Sedo in our disclosure as Exhibit 10-18.

Employees, page 30

3.

We note your response to prior comment 17. Please amend your disclosure to indicate whether your officers have entered into employment agreements with you as of September 1, 2015. If so, please file the agreements as exhibits to your registration statement.

RESPONSE:  We respectfully submit to the staff that we have entered into employment agreements with the following officers of the company, all effective as of September 1, 2015:

Michael Davis Lawyer – President, Chief Executive Officer and Chief Financial Officer

Don Grede – Executive Vice President and Chief Capital Officer

Jenna Schuck – Executive Vice President and Chief Operating Officer

We have provided the agreements with the above individuals in our disclosure as Exhibits 10-15, 10-16 and 10-17, respectively.

Other Comments

4.

We note your responses to prior comment 2 and 3. Please tell us whether you solicited any sales from “angel investors” within six months of the Rule 506 exempt offering that took place between July-October 2014 or at any point since the filing of the instant registration statement. If so, please provide a detailed analysis as to why your solicitation of angel investors should not integrated with either your exempt offering or the concurrent registration statement. In preparing such analysis, please refer to questions 139.25 of the Securities Act Sections Compliance and Disclosure Interpretations for further guidance.

RESPONSE:  We respectfully submit to the staff that we engaged in three concurrent Rule 506 offerings between May 2014 and December 2014.  Two were convertible debt offerings and one was an equity offering.  Combined, these three Rule 506 offerings had less than thirty five (35) unaccredited investors. We sold securities to three (3) investors within the six months period of the concurrent Rule 506 offerings. These investors were solicited in reliance upon Section 4(2)(a) of the Securities Act as they are “accredited investors”.  The investors were not identified or contacted through the marketing of a public offering because we had not engaged in the marketing of a public offering as this is a resale registration statement in which the shares being registered will only be marketed and sold once we are approved to trade on an exchange or marketplace.  The investors did not independently contact us as a result of the registration statement that was filed.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

AQUARIUS CANNABIS, INC.

By:	/s/ Michael Davis Lawyer
Name: Michael Davis Lawyer
Title: Chief Executive Officer